SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended
December 31, 2007

or

___   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the transition period
from
_____ to _____

Commission File Number 33-35050

A.   Full title of the plan and the address of the plan, if different from that of the
issuer named below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

B.   Name of issuer of the securities held pursuant to the plan and the address
of its principal executive office:

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

The Exhibit Index is on page 15 of the sequentially numbered pages.

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedule as of December 31,
2007, and Independent Auditors' Report

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Integrys Energy Group
Employee Benefits Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 16, 2008

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investment in common stock of Integrys Energy Group, Inc.		
— at fair market value	$ 120,443,541	$ 122,931,541
Receivable from Wisconsin Public Service Corporation	437,443	172,427
Money market fund	1,907	223
NET ASSETS AVAILABLE FOR BENEFITS	$ 120,882,891	$ 123,104,191

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Employer contributions	$ 9,119,899	$ 8,345,878
Investment income:		
Dividend income	5,836,311	5,150,102
Interest income	1,343	65
Net depreciation in fair value of common stock	(5,285,125)	(2,258,531)
Total investment income	552,529	2,891,636
Total additions	9,672,428	11,237,514
DEDUCTIONS:		
Distributions to participants	11,551,634	8,753,210
Dividend distributions	342,094	330,379
Total deductions	11,893,728	9,083,589
NET (DECREASE) INCREASE	(2,221,300)	2,153,925
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	123,104,191	120,950,266
End of year	$ 120,882,891	$ 123,104,191

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

General — Wisconsin Public Service Corporation (the "Company"), a wholly owned subsidiary of Integrys Energy Group, Inc. ("Integrys") (known as WPS Resources Corporation prior to its merger with Peoples Energy Corporation ("Peoples Energy") on February 21, 2007), established the Plan effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in Integrys common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Overall responsibility for administering the Plan rests with the Employee Benefits Administrator Committee (the "Committee") which consists of Integrys employees. Wells Fargo Bank N.A. ("Trustee") is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investments and management of such assets. The Trustee, is also the record keeper for the Plan and maintains the individual participant accounts.

Merger — On February 21, 2007, Wisconsin Public Service Corporation's parent, Integrys, merged with Peoples Energy. Peoples Energy became a wholly owned subsidiary of Integrys.

Eligibility — Former employees of Peoples Energy were not covered under this plan for the year ended December 31, 2007. Other employees of Integrys and its participating subsidiaries are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work 1,000 hours and/or are participating in the Company's Employee Savings Plan), non-administrative employees (employees covered by a collective bargaining agreement) of Upper Peninsula Power Company (UPPCO), a subsidiary of Integrys, and Employees of Empire State, Michigan Gas Utilities Corporation, Minnesota Energy Resources Corporation (subsidiaries of Integrys), and Wisconsin River Power Company, (an affiliate of Integrys). Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time, such as temporary summer help or as a student employee who is scheduled to perform services during summer or semester breaks.

Participant Accounts — The Plan is a defined contribution plan under which separate individual accounts are established for each participant. At the end of each quarter, each participant's account is allocated its proportionate number of shares and any change in fair market value since the preceding quarter. Fair market value is determined by the number of shares held and the closing price of the Company's stock for the coinciding day.

Vesting — Participants are immediately vested in their accounts.

Employer Contributions — Contributions for administrative employees are determined using a formula that is different than the formula for determining contributions for non-administrative employees. Contributions to the Plan on behalf of eligible administrative employees are made in Integrys common stock with a value equal to a 100% match on the first 4% and a 50% match on the next 2% of eligible pay that each participant defers into the Wisconsin Public Service Corporation Administrative Employees' Savings Plan. The total match is limited to a maximum of 5% of eligible pay. Such contributions totaled $6,637,284 and $5,988,380 for 2007 and 2006, respectively. Company contributions to the Plan on behalf of eligible non-administrative employees are based on 2% of a participant's gross pay, as defined. Also pursuant to a union contract with Local 310 of the International Union of Operating Engineers, the Company contributes to the Plan on behalf of eligible non-administrative employees who are members of Local 310 an additional 1.7% of a participant's base pay. Contributions for non-administrative employees totaled $2,482,615 and $2,357,498 for 2007 and 2006, respectively.

Investments — Contributions to the Plan are non-participant directed. The Plan is invested primarily in Integrys common stock.

Payment of Benefits — Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, or retire are entitled to distribution at the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares are paid in cash.

Dividend Distributions — Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant's account.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant's account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Termination — Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the Plan would be distributed to each participant or to each participant's beneficiary as prescribed by the Plan and the Code at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments in Integrys common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year-end. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.

Contributions Receivable — The Plan records employer contributions receivable when earned by the participants.

Operating Expenses — All expenses of maintaining the Plan are initially paid by the Company, with reimbursement from affiliates for their share of these expenses, and thus are not reflected in the Plan's financial statements. Such expenses paid by Integrys were $133,410 and $156,447 for the plan years ended December 31, 2007 and 2006, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no benefits payable as of December 31, 2007 and 2006.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, but primarily investments in shares of Integrys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. FASB Statement No. 157 will be effective for the Plan on January 1, 2008. Plan management has evaluated the impact of FASB Statement No. 157 and has determined that the statement will have no impact on the Plan's financial statements other than expanded disclosure.

3. **INVESTMENT IN COMMON STOCK**

The Plan is primarily invested in shares of Integrys common stock. These shares are held in a bank-administered trust fund.

The fair market value and net depreciation in fair market value for the years ended December 31, 2007 and 2006, are as follows:

	Number of Shares at December 31, 2007	Fair Value at December 31, 2007 ($51.69 Per Share)
Fair value of Integrys Energy Group, Inc. common stock — held by the Plan	2,330,113	$120,443,541

	Number of Shares at December 31, 2006	Fair Value at December 31, 2006 ($54.03 Per Share)
Fair value of Integrys Energy Group, Inc. common stock — held by the Plan	2,275,246	$ 122,931,541

	2007	2006
Net depreciation in fair value of investments for the year	$ (5,285,125)	$ (2,258,531)

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan short-term investments are made in shares of money market funds managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 2,330,113 and 2,275,246 shares, respectively, of common stock of Integrys, the sponsoring employer, with a cost basis of $85,805,900 and $79,253,346, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $5,836,311 and $5,150,102, respectively, from investments in common stock of Integrys.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Integrys Energy Group, Inc.*	2,330,113 shares of common stock	$ 85,805,900	$ 120,443,541
Wells Fargo Short-Term Investment Money Market Fund*	1,907 shares	1,907	1,907
		$ 85,807,807	$ 120,445,448

* Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this _26th_ day of June 2008.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ William D. Laakso
William D. Laakso
Member Plan Administrator Committee

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Deloitte & Touche LLP	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-140921, 333-140744, 333-59618, 333-133194, and 333-121971 on Form S-3, 333-136911 on Form S-4, and 333-63101, 333-71990, 333-71992, 333-81134, 333-93193, 333-127890, and 333-127889 on Form S-8 of Integrys Energy Group, and Registration Statement Nos. 333-97053 and 333-115405 on Form S-3 and 333-127889-01, 333-71990-01, and 333-63101-01 on Form S-8 of Wisconsin Public Service Corporation of our report dated June 16, 2008, appearing in this Annual Report on Form 11-K of Wisconsin Public Service Corporation Employee Stock Ownership Plan for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Milwaukee, WI
June 24, 2008